CONSENT OF M. BURNETT

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2018, (ii) the Registration Statement on Form F-10 (File No. 333-223646) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

/s/ Mark Burnett
By: Mark Burnett, M.Sc (MRM), B.Sc.
(Hons); PGDTE; CBM; CAG; GCG; Pr. Sci. Nat (400361/12); FGSSA:MSAIMM
Principal Geologist
AMC Consultants (former Principal Consultant at Snowden Mining Industry Consultants Ltd.)

Dated: February 20, 2019